Exhibit 23.2

KPMG LLP
Suite 3100 717 North Harwood Street Dallas, TX 75201-6585

Consent of Independent Auditors

The Members

Merit Energy Company, LLC:

We consent to the incorporation by reference in the registration statement on Form S-4 of Atlas Resource Partners, L.P. (the Partnership) of our report dated June 30, 2014, with respect to the statements of revenue and direct operating expenses of the oil and gas properties under contract for purchase by ARP Rangely Production LLC from Merit Energy for the year ended December 31, 2013, which report appears in the Current Report on Form 8-K/A of Atlas Resource Partners, L.P. filed on August 8, 2014 and to the reference to our firm under the heading “Experts” in the prospectus, which is part of the registration statement.

Dallas, Texas

April 6, 2015